Filed by Kenvue Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

Integration Planning Update

Today we’re announcing an exciting next step in our journey as we prepare K-C and Kenvue to combine and create one of the world’s leading global consumer health and wellness companies.

We believe our new combined company will reflect the best of both K-C and Kenvue. We will continue to be purpose-led and performance-driven in all we do, with a focus on accelerating profitable growth by serving consumers better than anyone else.

As we shared in November when we announced the transaction, the potential combination of the two companies is expected to occur in the second half of 2026. However, today we are announcing the beginning of the formalized planning process.

We are pleased to announce that Russ Torres, President and Chief Operating Officer of Kimberly-Clark, has been appointed as Integration Lead and will lead our newly established Integration Management Office (IMO), which will manage the planning and execution across multiple functions of the combined company. The IMO will be staffed with dedicated top talent from both companies and external specialists with deep experience in complex transitions. Importantly, by creating a dedicated structure staffed with the right people, the IMO will enable the rest of both K-C and Kenvue to stay focused on driving our base business plans.

We have also established a cross-functional Steering Committee (SteerCo) comprised of senior leaders from both companies to oversee the IMO and govern integration planning. The role of the Steering Committee is to set the operating principles for the IMO, make major strategic decisions and drive alignment across both organizations.

Meet the Steering Committee

CHAIR

Mike Hsu
Chairman and Chief Executive Officer,
Kimberly-Clark

Kirk Perry
Chief Executive Officer,
Kenvue

INTEGRATION LEAD

Russ Torres
President and Chief Operating Officer,
Kimberly-Clark

Jeff Melucci
Chief Strategy, Business Development
and Administrative Officer,
Kimberly-Clark

Nelson Urdaneta
Chief Financial Officer,
Kimberly-Clark

Stacey Valy Panayiotou
Chief Human Resources Officer,
Kimberly-Clark

Meri Stevens
Chief Operations Officer,
Kenvue
Integration Management Office

Amit Banati
Chief Financial Officer,
Kenvue

Luani Alvarado
Chief People Officer,
Kenvue

Alan Ross
Head of Strategy,
Kenvue
Integration Management Office

You can expect to hear much more from the IMO regarding planning and progress. In the meantime, we welcome your feedback and questions to help inform our ongoing communications. You can tell us what’s on your mind by submitting your questions here.

Please remember that we are still two independent companies and, unless you are asked by the IMO to coordinate with your counterpart, please don’t engage with employees of the other company or external stakeholders, including customers and partners/suppliers. There are important legal boundaries we must comply with as we continue to operate as separate companies until the transaction closes.

We understand the significance of the transaction for our employees, and our integration planning is designed to ensure a smooth and supportive transition process.

We look forward to pursuing this remarkable opportunity and we’re incredibly excited for what’s ahead!

Kirk & Mike

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between K-C and Kenvue. In connection therewith, on December 4, 2025, K-C and Kenvue filed with the Securities and Exchange Commission (the “SEC”) a K-C registration statement on Form S-4 (the “Form S-4”) in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that includes a preliminary joint proxy statement of K-C and Kenvue that also constitutes a preliminary prospectus of K-C. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C are available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 6, 2025 and November 7, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 6/5/2025, 8/1/2025, 8/1/2025, 8/4/2025, 8/27/2025, 10/1/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 11/5/2025, 11/18/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025 and 12/3/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q, the Form S-4 and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.